                             [OpticNet Letterhead]

November 21, 2003

Dear Stockholder:

     Further to our mailing of documents to you dated August 18th, we are now pleased to be sending you the final set of materials relating to the tender offer commenced by BEI Technologies, Inc. ("BEI Technologies") for the purchase of all outstanding shares of OpticNet common stock not already owned. As a reminder, the BEI Technologies offer is at the cash purchase price of $0.04 per share of OpticNet common stock, and is conditioned upon, among other things, at least a specified minimum number of shares outstanding being tendered and not withdrawn. If completed, the tender offer will be followed by a merger in which each share of common stock not purchased in the tender offer will be converted into the right to receive $0.04 per share in cash.

     Your Board of Directors determined that the terms of the offer and the merger are fair to and in the best interests of OpticNet's unaffiliated stockholders and reaffirms its recommendation to the stockholders that they accept the BEI Technologies offer, tender their shares of OpticNet common stock pursuant to the offer and, if determined required under the Delaware General Corporation Law, California General Corporations Law, OpticNet's Certificate of Incorporation or Bylaws, vote to adopt the merger agreement.

     In arriving at its recommendation, the Board of Directors considered a number of factors, described in the attached Schedule 14D-9, as amended. Included as an exhibit to the attached Schedule 14D-9 is the written opinion dated July 1, 2003 of OpticNet's financial advisor, American Appraisal Associates, that as of such date, and based on and subject to the matters stated in the opinion, the $0.04 per share cash consideration to be received in the tender offer and the merger by the holders of OpticNet's common stock is fair, from a financial perspective. We invite you to read the opinion for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by American Appraisal Associates in rendering its opinion.

     Enclosed are BEI Technologies' Offer To Purchase, dated November 21, 2003, Letter of Transmittal and related documents. These documents set forth the final terms and conditions of the tender offer, and provide instructions on how to tender your shares in the offer. The Schedule 14D-9, as amended, describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to carefully review and consider this information.
                                   Sincerely,

                    THE BOARD OF DIRECTORS OF OPTICNET, INC.
                        Charles Crocker  Lawrence A. Wan
                         Danforth Joslyn  James Seeser
                                 Gary D. Wrench

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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 3

                                       TO

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 OPTICNET, INC.
                           (Name of Subject Company)

                                 OPTICNET, INC.
                      (Names of Persons Filing Statement)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                  683868 10 3
                     (CUSIP Number of Class of Securities)

                                 GARY D. WRENCH
                            CHIEF FINANCIAL OFFICER
                                 OPTICNET, INC.
                          ONE POST STREET, SUITE 2500
                            SAN FRANCISCO, CA 94104
                              TEL: (415) 956-4477
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                WITH A COPY TO:

                                 ESME C. SMITH
                                   JONES DAY
                       555 WEST FIFTH STREET, SUITE 4600
                           LOS ANGELES, CA 90013-1025
                              TEL: (213) 489-3939
                              FAX: (213) 243-2539

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 18, 2003, as amended by Amendment No. 1 filed on October 10, 2003 and Amendment No. 2 filed on November 5, 2003 (the "Statement"), related to the tender offer by Opto Acquisition Sub, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of BEI Technologies, Inc. ("BEI"), a Delaware corporation, to purchase all of the outstanding shares of the common stock, par value $0.0001 per share (the "Common Stock"), of OpticNet, Inc. ("OpticNet"). The purchase price of $0.04 per Common Stock share, net to the seller in cash, without interest, is being offered to the stockholders of OpticNet on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated August 18, 2003, as amended October 10, 2003, November 5, 2003 and November 21, 2003 (the "Offer To Purchase") and in the related Letter of Transmittal (collectively constituting the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, initially filed by BEI and the Purchaser with the Commission on August 18, 2003 and as amended October 10, 2003, November 5, 2003 and November 21, 2003 (the "Schedule TO").


ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is OpticNet, a Delaware corporation with its principal offices located at One Post Street, Suite 2500, San Francisco, California 94104-5229. OpticNet's telephone number at that address is (415) 956-4477. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with those Exhibits hereto) relates is the common stock, par value $0.0001 per share, of OpticNet. As of August 11, 2003, there were 6,092,104 shares of OpticNet Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company. OpticNet's name, business address and business telephone number are set forth in Item 1 above. The name, present principal occupation and material occupations, positions, offices and employment for the past five years of each director and each executive officer of OpticNet are set forth under the caption "Directors and Executive Officers of the Company" in OpticNet's 10-K filed January 10, 2003 (file no. 000-31162), which is identified as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The business address of each such person is One Post Street, Suite 2500, San Francisco, California 94104-5229.

     This Statement relates to the tender offer by Purchaser to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $0.04 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer is described in the Tender Offer Statement on Schedule TO. The Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit
(a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, and each is incorporated herein by reference.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 1, 2003, by and among Purchaser, BEI and OpticNet (as such agreement may from time to time be amended or supplemented, the "Merger Agreement"). The Merger Agreement provides that following the satisfaction or waiver of certain conditions (or such other day as the parties may agree), following completion of the Offer, Purchaser will merge with and into OpticNet (the "Merger"), and OpticNet will be the surviving corporation in the Merger (the "Surviving Corporation"). In the Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by (a) OpticNet, Purchaser or BEI, and (b) stockholders who are entitled to demand and have properly demanded their appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL") or the California General Corporation Law ("CGCL")), if available, will be converted into the right to receive the Offer Price in cash.

     The Schedule TO states that the principal executive offices of Purchaser and BEI are located at One Post Street, Suite 2500, San Francisco, California 94104-5229 and the telephone number at such principal executive offices is (415) 956-4477.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as described in this Statement or incorporated herein by reference, to the knowledge of OpticNet, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between OpticNet or its affiliates and (a) OpticNet's executive officers, directors or affiliates or (b) BEI, Purchaser or their respective executive officers, directors or affiliates.

PAST TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     During fiscal 2000, BEI made a $1.0 million equity investment in OpticNet in exchange for the issuance to BEI of 2,000,000 shares of OpticNet's Series A Preferred Stock.

     BEI entered into an intercompany services agreement with OpticNet in October 2000, under which BEI provided certain administrative services to OpticNet at a cost of $25,000 per fiscal quarter. During the third quarter of fiscal 2002, BEI agreed to suspend current and future charges under the agreement, in light of the inability of OpticNet to obtain outside financing.

     At the close of business on October 30, 2000, OpticNet separated from BEI in order to focus exclusively on the commercialization of MEMS technology for optical telecommunications applications. OpticNet was established as a separate company by BEI's distribution to its stockholders of approximately 42% of OpticNet's outstanding securities at the time of the distribution, with BEI retaining approximately 24% of OpticNet's outstanding securities at that time, and the remainder of OpticNet's securities continuing to be held by contributing founders. At the time of OpticNet's separation from BEI, certain MEMS-based proprietary product designs were transferred to OpticNet and OpticNet was granted exclusive, worldwide, royalty-free and perpetual rights to utilize BEI's proprietary MEMS-based processing technologies in the manufacture of products for the telecommunications market.

     During fiscal 2001, BEI agreed to provide OpticNet with a line of credit for up to $3.0 million with maturity at December 31, 2002, as amended, and interest at prime plus 1.5% per annum. In addition, BEI made arrangements to lease research and development equipment and sublease this equipment to OpticNet. Specifically, BEI entered into a master equipment lease agreement, under which it then subleased usage of this equipment to OpticNet under a corresponding master equipment sublease agreement. BEI and OpticNet entered into three equipment subleases for research and development equipment on September 28, 2001, December 20, 2001 and March 28, 2002, for equipment valued at approximately $700,000, $3.5 million and $2.8 million, respectively. Beginning in October 2001, BEI entered into an agreement with OpticNet to rent capacity of this equipment to OpticNet from month to month based on OpticNet's usage of the equipment, rather than a flat fee. In March 2002, OpticNet significantly reduced its operations to support only its then current customer base, which resulted in lower use of this equipment.

     BEI leases 15,571 square feet of office and manufacturing facilities used for research and development and manufacturing activities in Hayward, California, which it originally subleased entirely to OpticNet under an agreement entered into in October 2001, for an initial term expiring December 2005. During March 2002, OpticNet concluded it was necessary to reduce operating costs due to its inability to obtain significant strategic partners or third party financing. The companies both agreed that a reduction in operations would lower usage of the subleased facilities. Beginning March 31, 2002, BEI agreed to prorate the annual lease payments for the space and equipment from OpticNet, based on the portion of the facilities OpticNet required to support its customers.

EFFECTS OF THE OFFER AND THE MERGER UNDER OPTICNET'S 2002 EQUITY INCENTIVE PLAN AND AGREEMENTS BETWEEN OPTICNET AND ITS OFFICERS

     Company Stock Options and Shares Subject to Vesting. In accordance with the Merger Agreement, the board of directors of OpticNet has acted to provide that, at the time of the first acceptance for payment of shares of Common Stock pursuant to the Offer, each outstanding option to purchase Common Stock and shares of Common Stock subject to vesting shall be immediately exercisable and vested in full. OpticNet does not expect that any outstanding options to purchase Common Stock will be exercised pursuant to the offer, as no outstanding option has an exercise price below the Offer Price, and therefore an exercise of options would be an effective net financial loss to the individual upon consummation of the Offer. Shares of stock subject to vesting in full at the time of first acceptance for payment of shares of Common Stock will be permitted to tender their shares to the Purchaser and BEI in the Offer, subject to the consummation of the Offer.

     Treatment of OpticNet Options. The Merger Agreement provides that OpticNet will terminate OpticNet's 2000 Equity Incentive Plan immediately prior to the completion of the Merger. BEI and Purchaser will not assume any outstanding OpticNet options or substitute any options for BEI's equity securities for outstanding OpticNet options. In accordance with OpticNet's 2000 Equity Incentive Plan, any OpticNet options not exercised immediately prior to the completion of the Merger will be canceled.

     Consulting Agreements. Mr. Danforth Joslyn, a director of OpticNet, has consulted for BEI and its affiliates from time to time, most recently under an agreement with a three month term which ended May 18, 2003. Total compensation to Mr. Joslyn for his services under this arrangement was approximately $6,000, plus out of pocket expenses.

     Mr. Gary Wrench, OpticNet's Chief Financial Officer and a director of each of OpticNet and BEI, has a consulting agreement with BEI currently on a month-to-month basis. Mr. Wrench is paid $6,000 per month for services under this agreement, plus a daily fee for services exceeding five days a month. The compensation paid to Mr. Wrench under this agreement is charged 50% to OpticNet under OpticNet's intercompany financing arrangements with BEI.

EFFECT OF THE OFFER AND THE MERGER ON THE BOARD OF DIRECTORS

     Directors' and Officers' Indemnification. The Merger Agreement provides that all rights to indemnification by OpticNet existing in favor of those persons who are directors and officers of OpticNet as of the date of the Merger Agreement (the "Indemnified Persons") for their acts and omissions occurring prior to the completion of the Merger, as provided in OpticNet's bylaws (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between OpticNet and said Indemnified Persons (as in effect as of the date of the Merger Agreement) in the forms disclosed by OpticNet to BEI prior to the date of the Merger Agreement, will survive the Merger and must be observed by OpticNet to the fullest extent available under Delaware law for a period of six years after the completion of the Merger.

     Insurance Coverage. In addition, the Merger Agreement provides that from the time of the completion of the Merger until the sixth anniversary of the completion of the Merger, OpticNet must maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the completion of the Merger, the existing policy of directors' and officers' liability insurance maintained by OpticNet as of the date of the Merger Agreement on terms and conditions commercially reasonable to BEI.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     In considering the recommendation of the board of directors of OpticNet below with respect to the Offer, stockholders should be aware that certain officers and directors of OpticNet, the Purchaser and BEI have interests in the Offer and the Merger which may present them with certain actual or potential conflicts of interests. Beneficial interests of OpticNet officers and directors in the Offer and the Merger are described under "Item 6. Interest in Securities of the Subject Company," in the Exhibits filed to this Statement, and in OpticNet's Report on Form 10-K filed with the SEC on January 10, 2003 (file no. 000-31162), which is identified as Exhibit (e)(1) to this Statement and is incorporated herein by reference. Beneficial ownership interests of BEI officers and directors in the Offer and Merger are described in the Offer to Purchase under the heading "Certain Information Concerning the Purchaser and BEI." The special committee was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation -- Reasons for the Recommendation of the board of directors."

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

     OpticNet has not made any special arrangements for unaffiliated security holders for access to corporate files or obtaining appraisal services at OpticNet's expense.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION

     At a telephone meeting held on May 20, 2003, OpticNet's board of directors reviewed and discussed the tender offer proposed by BEI, as described in the Merger Agreement. At that meeting and further to previous discussions with the special committee of the board of directors, counsel to OpticNet reviewed for the board of directors the material terms of the tender offer and the fiduciary duties of the board of directors to OpticNet's stockholders. Following a discussion of the terms of the proposed tender offer among members of the board of directors, the board of directors unanimously:

     - Declared advisable, authorized, approved and adopted the Merger
       Agreement;

     - Resolved that based on the board of directors' review of all relevant factors, including the terms of the proposed Offer and Merger and the opinion of American Appraisal Associates ("American Appraisal") that the Offer Price payable to OpticNet's stockholders is fair, from a financial point of view, to OpticNet's unaffiliated stockholders. And the board of directors further determined that the terms of the Offer and the Merger are fair to, and in the best interests of OpticNet's unaffiliated stockholders and recommends that OpticNet's unaffiliated stockholders:

     - accept the Offer,

     - tender their respective shares to the Purchaser and,

     - if required, adopt the Merger Agreement.

SPECIAL FACTORS

  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     In considering the Offer, OpticNet's board of directors viewed the company as having little or no possibility of continuing as a stand-alone company, and accordingly felt it imperative to negotiate as soon as possible the best offer possible for the company resulting in payment to the company's creditors and fair value to OpticNet's unaffiliated stockholders. Prior to reaching a determination that BEI's offer was (i) fair to and in the best interests of OpticNet's unaffiliated stockholders, and (ii) undertaking to recommend OpticNet's unaffiliated Stockholders tender their shares in the Offer, OpticNet's board of directors considered numerous other alternatives, including:

     - a dissolution and liquidation of the company, including a lengthy wind-down proceeding in the State of Delaware, which would be likely to result in no cash paid to OpticNet's stockholders (other than to BEI, the sole holder of OpticNet debt, and which claim for payment would be superior to any payment to OpticNet's unaffiliated stockholders) in light of the significant debt of OpticNet which was far greater than the company's net assets;

     - the fact that any third-party transaction resulting in cash received by OpticNet would result in payment first to BEI, as a holder of both debt and preferred equity in OpticNet;

     - a sale of substantially all of the company's assets to BEI or a third party, which would result in little cash, if any, received by OpticNet, likely to be insufficient to cover debt owed, and resulting in nothing paid directly to OpticNet's stockholders;

     - a voluntary filing for bankruptcy; and

     - a one step merger transaction with BEI, effected through a proxy solicitation and stockholders' meeting and following the requisite approval of the company's stockholders.

     OpticNet's board of directors viewed the Offer as providing the best opportunity for the unaffiliated stockholders to receive fair value for their shares through a fair and orderly process, and which resulted in full payment to the company's creditors.

     Perceived and anticipated effects of the Offer and Merger include:

     - For OpticNet, a responsible and orderly discontinuance of operations as a stand-alone entity, with trade obligations paid, customer obligations fulfilled and value received for the company's intellectual property. Negative considerations for the transaction include the effective discontinuation of the OpticNet product lines, which had been the subject of much investment by the company. BEI was not, and is not, expected to pursue the business of designing and selling MEMS-based components for fiber-optic systems.

     - For affiliates of OpticNet, an orderly and responsible discontinuance of operations with all trade obligations paid, customer obligations fulfilled and intellectual property preserved for future utilization by BEI. To the extent any individual was a stockholder immediately prior to the Offer and the Merger and subsequent to the Offer and Merger is a stockholder of BEI, such person may indirectly benefit from or bear the risk of any increases or decreases in the value of OpticNet's operations, including the net book value and net income attributable to OpticNet.

     - For stockholders not affiliates of BEI or OpticNet, the Offer and Merger represent an orderly and relatively prompt means by which current OpticNet stockholders will be able to exchange their shares in OpticNet for the remaining cash value of the shares, and resolution of a tenuous situation for OpticNet that, had a transaction not been consummated, could have resulted in no payment to the stockholders. Alternatively, following the Offer and the Merger, persons who were unaffiliated stockholders of OpticNet (and are not affiliates of BEI following the consummation of the transaction) will no longer have the opportunity to continue their interests in OpticNet as a going concern and therefore would not share in its future earnings and potential growth, which are deemed very unlikely to come to positive fruition.

     OpticNet will not recognize any gain or loss for tax purposes as a result of the consummation of the Offer or Merger. Affiliates of OpticNet who tender their shares of OpticNet common stock in the Offer will recognize gain or loss to the same extent as unaffiliated stockholders of OpticNet who participate in the Offer and Merger. All stockholders of OpticNet will calculate any gain or loss for tax purposes upon the tender of their shares in the Offer by subtracting their per share basis in their shares of OpticNet Common Stock from the per share Offer Price of $0.04.

  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Factors considered and reviewed by the Board relating to the purposes of the proposed transaction, and plans or proposals put forward by the Purchaser and BEI included:

     - The current board of directors of OpticNet would be expected to be replaced by the Purchaser's board of directors, effective upon the conclusion of the Merger. OpticNet's current board of directors accordingly would have no control or influence over the combined entity following the Merger, except to the extent members of OpticNet's board of directors occupied positions of influence with BEI.

     - There were no planned or pending material changes to OpticNet's corporate structure other than the planned change of OpticNet's board of directors and the election of new officers for OpticNet following the Merger.

     - Other than in relation to the Offer and Merger, there were no planned acquisitions by any person of any additional securities of OpticNet, or other disposition of OpticNet securities.

     - As OpticNet did not have a class of securities listed with a securities exchange or quoted for trading, no OpticNet securities would be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system as a result of the Offer or Merger.

     - A public market for the Common Stock did not currently exist and significant transfer restrictions for the stock were in place, severely limiting opportunities for OpticNet's unaffiliated stockholders to realize liquidity for their shareholdings. Apart from limitations on transfer created by applicable securities laws, OpticNet's bylaws currently expressly forbid holders of the Common Stock from assigning, hypothecating, donating, encumbering or otherwise disposing of any beneficial interest in their shares. Due to these transfer restrictions and the absence of any public market, there was currently no liquidity of any sort for the Common Stock. As part of the Offer and Merger, OpticNet's bylaws would be amended to the extent necessary to allow OpticNet's stockholders to tender their shares in the Offer.

     - It was understood by OpticNet that BEI and the Purchaser intended to seek to cause OpticNet to apply for termination of registration of OpticNet's Common Stock under the Exchange Act as soon as possible after the successful completion of the Offer and the requirements for termination of registration were met. After the registration of OpticNet securities is terminated, OpticNet will no longer be required to file periodic reports under the Exchange Act, among other things decreasing the administrative burden on OpticNet.

     - It was recognized by the OpticNet board that it would be in the Purchaser's discretion as to whether the Common Stock acquired in the Offer would be retained, retired, held in treasury, or otherwise disposed of, and whether to effect any changes in OpticNet's historical dividend rate or policy, or indebtedness or capitalization.

  FAIRNESS OF THE TRANSACTION TO UNAFFILIATED STOCKHOLDERS

     The OpticNet board considered the fairness of the Offer in relation to other prospective outcomes for the company's unaffiliated stockholders, and, based on the factors considered and analyzed, determined the Offer was fair to, and in the best interests of, OpticNet's unaffiliated stockholders. Approval of the transaction by the board was unanimous, and a majority of OpticNet's directors are not employees. Factors considered in arriving at these conclusions included:

     - The Offer provided the same opportunity and per share offer price to unaffiliated stockholders as to affiliated stockholders.

     - OpticNet's board of directors believed that unless a cash transaction was consummated, OpticNet's unaffiliated stockholders might receive nothing, in light of the substantial debt owed to BEI.

     - The Offer provided liquidity to the unaffiliated stockholders, in the form of cash, allowing them to terminate their investment in a company with an increasingly uncertain future.

     - The Offer did not foreclose competing bids by unaffiliated third parties. The board of directors' believed, after consultation with its legal advisors, that the terms of the Merger Agreement do not preclude a superior proposal to acquire OpticNet.

     In arriving at the determination that the Offer was fair to, and in the best interest of the unaffiliated stockholders, certain procedural steps and factors were undertaken by the Board as part of the process employed. These steps and factors included:

     - Despite management's efforts, no other offers were received by OpticNet of any type for a transaction in any other form that presented an alternative to the Offer and Merger;

     - In structuring the transaction as a tender offer, it was elective to the unaffiliated stockholders, thereby providing some degree of protection to the stockholders, despite the fact that the transaction was not structured to require the approval of a majority of OpticNet's unaffiliated stockholders;

     - The fact that BEI owned approximately 25% of OpticNet's Common Stock (assuming the conversion of the Series A preferred stock of OpticNet held by BEI to Common Stock, but not including options as none were in-the-money) did not impact the board's assessment of the Merger and the Offer.

     - The board of directors did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the Offer and the Merger, as the OpticNet board believed that the substantive and procedural fairness of the transaction was established by the factors that were considered by the board.

     - The opinion as to the fairness of the transaction presented to the board orally on May 20, 2003, and (without any substantive changes thereto) in writing on June 10, 2003.

     - The board considered all factors the directors believed to be relevant to a determination of fair value of the Common Stock, namely the value of the company's intellectual property. Factors the board specifically did not consider included: (i) information on current and historical market prices, as OpticNet is not a listed company, and has no identified market comparisons; (ii) going concern and liquidation values for OpticNet were not considered in any detail as A) the board did not see any viable business for OpticNet as a stand alone entity, and B) a liquidation value would have been negative, as OpticNet possessed liabilities far in excess of assets; and (iii) purchase price comparisons were not made, as there were no comparables identified from other transactions for OpticNet, nor were any offers made by an unaffiliated person during the preceding two years.

     - The board of directors did not assign relative weights to the factors considered or determine that any factor was of special importance. Rather, the board of directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it, both positive and negative. In addition, it is possible that different members of the board of directors assigned different weights to the various factors.

  NOVEMBER 2002 VALUATION OF OPTICNET'S INTELLECTUAL PROPERTY

     In November 2002, OpticNet's management commissioned American Appraisal to conduct an appraisal of OpticNet's intellectual property. The valuation was commissioned to assist OpticNet's management in evaluating alternatives currently available to OpticNet in light of the company's serious business difficulties, including a possible sale of the company or its assets. At this time the intangible assets existing in the company were deemed the only assets of significant value for OpticNet.

     In March 2003, American Appraisal delivered its appraisal of OpticNet's intellectual property as of the date of November 15, 2002. American Appraisal valued the intellectual property at $1.2 million, assuming no continuing expenditures for research and development. American Appraisal's valuation included a review of the history and nature of OpticNet's business, economic perspectives, a review of current industry and market conditions, review and an understanding gained of the technology to be valued, and use of valuation technique to arrive at the $1.2 million value conclusion. The valuation techniques considered for use by American Appraisal in valuing OpticNet's intellectual property were the cost, market and income approaches. The cost approach focuses on the determined cost to replace or reproduce assets; the market approach an estimation of value through analysis of recent sales of comparable assets; and the income approach the quantification in monetary terms of future benefits that can be derived from the assets in question. American Appraisal utilized the income approach for the purpose of valuing OpticNet's intellectual property, employing a discounted net cash flow method, as described in more detail below under "Summary of Financial Analysis and Opinion of the Board of Directors' Financial Advisor." The discontinued cash flow analysis was deemed by American Appraisal the method of analysis best calculated to yield an accurate value for OpticNet's technology.

SUMMARY OF FINANCIAL ANALYSIS AND OPINION OF THE BOARD OF DIRECTORS' FINANCIAL ADVISOR

     In connection with the transaction, American Appraisal rendered its opinion to OpticNet's board of directors that, based upon and subject to the factors and assumptions set forth therein, the Offer Price is fair, from a financial point of view, to the stockholders.

     In connection with rendering the opinion described above, and performing its related analysis, American Appraisal reviewed:

     - The terms of the Merger Agreement;

     - Selected public information on the industry served by OpticNet and other companies operating within this industry;

     - Annual Reports on Form 10-K of OpticNet since the company's inception and interim report to stockholders on Quarterly Report 10-Q for the fiscal quarter ended March 29, 2003 and other selected publicly available information considered relevant; and

     - Internal financial analyses and forecasts prepared by management of OpticNet relating to its business.

     American Appraisal also held discussions with management of OpticNet regarding their assessment of the rationale for the transaction, the past and current business operations, financial condition and future prospects of the business. In addition, American Appraisal:

     - Investigated the existence of publicly held companies engaged in the telecommunications optics industry for purposes of correlation of their stock market capitalizations and valuation ratios to OpticNet;

     - Sought to identify prior merger and acquisition transactions involving companies in the telecommunications optics industry for purposes of correlation of the acquisition prices and valuation ratios to OpticNet;

     - Performed a discounted cash flow valuation analysis of the intellectual property of OpticNet based on revenue and expense forecasts provided by management of OpticNet; and

     - Conducted such other analyses, studies and inquiries as deemed appropriate for purposes of arriving at an opinion (the material studies and analyses performed by American Appraisal are summarized below).

     In connection with the analysis underlying its opinion, American Appraisal accepted at face value and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial forecasts and other information and selected data made available or furnished to or otherwise reviewed by or discussed with it for purposes of its opinion. American Appraisal did not independently verify or investigate any of the assumptions, estimates, or judgments referred to in such financial forecasts, information, data and material and is not responsible for any errors or inaccuracies in such forecasts, information, data and material. Further American Appraisal assumed that there has been no material adverse change in the assets, financial condition, business or prospects of OpticNet, since the date of the most recent financial statements and forecasts made available to it.

     With respect to financial analyses and forecasts provided to or otherwise reviewed by or discussed with it, American Appraisal was advised by management that such analyses and forecasts were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of OpticNet at that time as to the expected future results of operations and financial conditions of OpticNet to which such analyses or forecasts related. In the course of its review, American Appraisal did not learn any specific facts which would lead it to believe that its acceptance and reliance on such forecasts, information and data was unreasonable.

     With the exception of OpticNet's intellectual property, American Appraisal did not conduct or provide an independent valuation or appraisal of the assets or liabilities of OpticNet, nor did American Appraisal make any physical inspection of the properties or assets of OpticNet.

     American Appraisal expressed no view as to, and its opinion did not address, the relative merits of the Offer and Merger as compared to any alternative business strategies that might exist for OpticNet or the effect of any other transaction in which OpticNet might engage.

MANAGEMENT'S PROJECTIONS PROVIDED TO AMERICAN APPRAISAL

     The business plan provided by OpticNet management to American Appraisal was originally conceived in 2000, and as of Fall 2002 continued to project the development, production and sale of a comprehensive product line of MEMS-based components useful for fiber optic telecommunications networks. OpticNet's strategy had been, and continued to be, to seek customer-funded projects that supported this strategy from a broad spectrum of customers while also carrying-out its own research and development of products that could be marketed for sale in this market.

     When OpticNet engaged American Appraisal in Fall 2002 to perform a valuation of the company's intellectual property, OpticNet provided American Appraisal with OpticNet's August 2001 business plan, which was the most recently updated version of its comprehensive business plan. This business plan had projected revenue in fiscal 2002 of $10.6 million. As events developed, the combined total of sales revenue and revenues derived from customer-funded projects for 2002 was $299,500. The parties recognized that the financial data contained within the August 2001 business plan was outdated, and the sales projections had been proved inaccurate. However, the August 2001 business plan contained background information deemed useful for American Appraisal regarding OpticNet's business, products, perceived market for its products, and the uniqueness of OpticNet's technology.

     In August 2002, in recognition of the fact that OpticNet's business plan was significantly behind schedule, OpticNet's management prepared a revised business strategy with related projections, and this data was shared with American Appraisal. The revised business strategy focused on reviewing and winnowing the list of near-term customer prospects for OpticNet, in light of the current state of OpticNet's developed technology and market conditions. A new forecast was prepared by OpticNet management, based on the much-reduced list of customer prospects. This forecast projected revenue in fiscal 2003 of $1.4 million. This was projected to increase to $2.4 million in 2004, growing progressively to $10.0 million in 2007.

     Besides the August 2001 business plan and the revised business strategy and forecast as of August 2002, American Appraisal was given open access to management and key technical personnel to discuss underlying revenue and cost assumptions and the evolving outlook for customer orders and revenue. As fiscal 2003 progressed, it became increasingly evident that OpticNet would not meet these scaled back goals and milestones, and it became apparent to management that OpticNet's fundamental business plan as originally outlined for the year could not be achieved. By the time the appraisal report by American Appraisal was received in March 2003, the outlook for OpticNet's achieving the revenue goal for fiscal 2003 had further deteriorated as a result of factors including postponed customer orders. Actual sales recorded through the first two quarters of fiscal 2003 were zero and revenue derived from customer-funded projects was just $62,500, a dramatic shortfall from the August 2002 business strategy, as revised, that had projected revenues of $1.4 million in fiscal 2003. In sum, circumstances had changed, assumptions originally made for fiscal 2003 and beyond had proven wrong, and no affordable means of reinvigorating the business could be discerned. Among other factors, the rapidly deteriorating financial condition of the company was a significant factor for OpticNet's board in considering the offer by BEI.

SUMMARY OF MATERIAL FINANCIAL ANALYSES USED

     For the purpose of the appraisal of OpticNet's intellectual property in Fall 2002, unaudited historical financial statements and other records, documents, and projected financial results pertaining to the business operations and assets appraised were furnished by OpticNet management. This information was accepted without further verification as representing properly OpticNet's historical and prospective operations and financial condition. The financial projections were provided by Gary Wrench, OpticNet's Chief Financial Officer and American Appraisal discussed the content of such financial projections and the industry outlook for telecommunications optics with Mr. Wrench as well as with other members of OpticNet management team.

     In formulating its opinion of fair market value, discussions were held by American Appraisal with OpticNet's management regarding the history and nature of operations, economic and competitive conditions, and future prospects as of November 2002. In addition, the valuation included consideration of the size and scope of OpticNet's operations, the magnitude and character of the markets served, and other factors deemed pertinent.

     Guideline Companies Analysis. Standard business valuation practice includes application of this analytical method, in which valuation multiples are derived from historical operating data of selected guideline companies; evaluated and adjusted, if necessary, based on the strengths and weaknesses of the company under valuation relative to the selected guideline companies; and applied to the appropriate historical and/or projected operating data of the company under valuation to arrive at an indication of fair value. American Appraisal searched for, publicly held companies engaged in business activities similar to those of the company under valuation and analyzed them. to determine whether their operating and financial performance metrics were. The public market valuation ratios of such guideline companies often provide relevant valuation measurements to apply to the company under valuation. In an effort to apply this guideline companies valuation methodology to OpticNet, American Appraisal conducted a search for publicly held companies engaged in OpticNet's business of telecommunications optics equipment, and then reviewed and compared certain financial information for OpticNet to corresponding financial information, ratios and public market multiples for the following publicly traded companies described below.

     JDS Uniphase, Nortel Networks Corporation. Corning Incorporated, and Lucent Technologies Inc. were deemed guideline companies because they were the companies identified by American Appraisal as possessing the most significant focus on telecommunications optics manufacturing, OpticNet's area of focus.

     After review of these public guideline companies, American Appraisal concluded that while they were engaged in telecommunications optics manufacturing, they were not suitable companies from which to correlate their valuation ratios to OpticNet for the following reasons:

     - The guideline companies are seasoned and mature companies with significant revenue generation and financial stability from proven products and services.

     - As of the date of American Appraisal's opinion, OpticNet was, as a development-stage company without established customer relationships and product lines, in a very different stage of its life cycle than any of the guideline companies.

     - Since inception, OpticNet's primary activities have been devoted to developing its product offerings and related technologies, recruiting key management and technical personnel, and raising capital to fund operations, and OpticNet's revenues to date had been very limited and primarily relate to engineering agreements with unaffiliated customers.

     Because OpticNet was still a development stage company with unproven and market-tested products, it was operating with significantly greater business and operating risk compared to the guideline companies. Accordingly, the no-valuation analysis was performed in connection with the Guideline Company Analysis and no weight was, therefore, given to this valuation approach.

     Discounted Cash Flow Analysis. Standard business valuation practice employed by American Appraisal includes applying a discounted cash flow analysis of the company under valuation given the availability of reasonable financial projections of the business' future operations. American Appraisal performed a discounted cash flow analysis of use of OpticNet's proprietary technology using OpticNet management estimates of cash flow generated from the projected use of its technology, such analysis resulting in implied indicative range of value as described below. OpticNet's intellectual property is evidenced in optical networking component technology related assets that include patents, patent applications, unpatented technology, a technology license agreement, on-going research, and know- how. American Appraisal calculated the net present values of projected cash flow related to OpticNet's proprietary technology for the years 2003 through 2007 using discount rates ranging from 30% to 40%. This discount rate range reflects rates of return, in the opinion of American Appraisal, that investors would require from an investment in OpticNet's unproven technology applications operating in the current uncertain and unfavorable markets conditions for OpticNet's technology. American Appraisal calculated per share terminal value of the technology by capitalizing the estimated 2007 net cash flow using capitalization rates ranging from 30% to 40%. The terminal value represents the value representative of the projected net cash flow for years after 2009. For this purpose, future cash flows attributed to the technology were estimated as operating income plus depreciation, minus any increase in working capital minus capital expenditures.

     The above discounted cash flow analysis indicated a range in value for OpticNet's technology of $0.02 to $0.05 per share on a fully diluted basis. Based on this range of technology value and after consideration of the book value of OpticNet's current, fixed and other assets, net of its current liabilities (but excluding OpticNet's estimated book value of notes payable to BEI), the net asset value of OpticNet ranged from $0.01 to $0.04 per share. The book value of OpticNet's assets, liabilities, notes payable and stockholders' equity used in this net asset value analysis was derived from the unaudited balance sheet of OpticNet as of April 30, 2003. Management's estimate of the book value of OpticNet's total stockholders' equity, assuming (i) retirement of OpticNet's intercompany debt and (ii) conversion of all of OpticNet's outstanding preferred stock, was approximately negative $0.01 per share as of March 29, 2003. The discounted cash flow analysis was given primary weight for purposes of American Appraisal's opinion, as it was deemed the method of analysis best calculated to yield an accurate value for OpticNet's technology.

     Market Transactions Analysis. Standard business valuation practices employed by American Appraisal include a search for, and analysis of, merger and acquisition transactions of companies engaged in business activities similar to those of the company under valuation. Such transactions, if in existence, are then analyzed to determine whether the operating and financial performance metrics of the target companies in such transactions are also similar to the company under valuation, and if so, purchase price ratios of such merger and acquisition transactions can provide relevant valuation measurements to apply to the company under valuation. Such an analysis involves the comparison of the valuation ratios represented by the merger and acquisition considerations including aggregate consideration as a multiple of latest twelve months (i) sales, (ii) earnings before interest and taxes, or EBIT, and (iii) earnings before interest, taxes, depreciation and amortization, or EBITDA.

     American Appraisal searched for the existence of prior merger and acquisition transactions for telecommunications optics manufacturers that could be deemed comparables to the transaction being conducted by OpticNet and was not successful. The lack of any such merger and acquisition transaction information precluded any valuation analysis of OpticNet through the market transactions valuation approach and, therefore, no weight was given to this valuation approach.

     As described above, American Appraisal's opinion to OpticNet's board of directors was one of many factors taken into consideration by OpticNet's board of directors in making its determination to approve the transaction. Although the material financial analyses performed by American Appraisal are summarized, such summary does not represent a complete description of the analyses performed by American Appraisal in connection with the opinion and is qualified in its entirety by reference to the written opinion of American Appraisal filed as an exhibit to this Statement.

     American Appraisal, as part of its independent corporate valuation consulting business, is engaged in performing financial analyses with respect to businesses and their assets and securities in connection with mergers and acquisitions, corporate recapitalizations, corporate divestitures, as well as for estate, corporate and other purposes. American Appraisal is familiar with OpticNet and BEI, having provided certain valuation services to OpticNet and BEI from time to time, including the following:

     - The valuation of the common stock of OpticNet as of September 2000; and

     - The valuation of the aggregate technology of OpticNet as of November 15, 2002.

     For the valuation of the common stock of OpticNet as of September, 2000, American Appraisal received fees of $15,000 plus expenses. For the valuation of the aggregate technology of OpticNet as of November 15, 2003, American Appraisal received $13,500 plus expenses. Fees for American Appraisal's services are based on time expended by professionals in the performance of such services with the fee rates based on a per hourly basis and on the level of professional expertise involved in the particular engagement. American Appraisal may also provide valuation services to BEI from time to time. American Appraisal was selected by the OpticNet board of directors to provide financial advice because it is a nationally recognized independent corporate valuation consulting firm that has experience in transactions similar to the transaction being considered by OpticNet.

     American Appraisal's opinion is limited to the fairness of the Offer Price, from a financial point of view, to the stockholders of OpticNet and American Appraisal has expressed no opinion as to the underlying decision by the management of OpticNet to engage in the transaction.
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

BACKGROUND OF THE OFFER

     In the six months ending September 28, 2002, BEI provided $1.8 million of financing to OpticNet, in addition to BEI's prior equity financing and loans under OpticNet's line of credit with BEI, which was advanced with the intent to convert such cash advances into additional equity in OpticNet, upon terms to be decided. Effective September 28, 2002, BEI and OpticNet had determined that OpticNet would authorize and issue to BEI a series of nonvoting preferred stock. In November 2002, OpticNet issued a total of 18,146,420 shares of nonvoting and nonconvertible Series B preferred stock to BEI, in consideration of the $1.8 million advanced during the third and fourth quarters of fiscal 2002.

     Towards the end of 2002, it became increasingly apparent to OpticNet's management that OpticNet's market focus, namely, the design and manufacture of optical-networking components, had become an unattractive place for new investment. This was attributed to overcrowding in the new components arena, a growing recognition of overcapacity in fiber optic infrastructure and the recession being experienced by telecom equipment companies,that had drastically slowed their demand for products from components companies Poor market conditions rendered unsuccessful the efforts made by OpticNet to expand its customer base or secure financing from financial and strategic investors other than BEI. OpticNet management was also concerned that BEI would be unwilling to continue to advance funding on an equity investment basis. It was determined necessary by OpticNet's management to confront realistically what OpticNet's future alternatives might be in the absence of viable operations as a standalone company.

     During the months of November and December 2002, OpticNet's management reevaluated OpticNet's business outlook and available financing and explored with its outside legal counsel the alternatives and issues regarding a possible discontinuation or sale of the business. OpticNet's management, specifically, Gary Wrench, as OpticNet's Chief Financial Officer, commissioned American Appraisal to conduct an appraisal of OpticNet's intellectual property. The valuation was commissioned due to OpticNet management's belief that it could be useful in making a decision among the alternatives currently available to OpticNet, including a possible sale of the company or its assets. At this time the intangible assets existing in the company were deemed the only assets of significant value for OpticNet.

     On December 17, 2002, Mr. Wrench initiated a request for a meeting of the OpticNet board of directors to discuss forward planning and financial alternatives, in light of what appeared to be poor prospects for outside financing for OpticNet. This requested meeting was not convened until January 23, 2003.

     On January 23, 2003, OpticNet's board of directors, absent Chairman Lawrence Wan who was on an extended overseas trip, met informally to consider "where do we go from here." The board's consensus was that current conditions in the telecommunications industry were unlikely to improve soon and the outlook for obtaining new investors remained very poor. The high cost of remaining a public company was noted by members of the board collectively. It was observed that OpticNet's current and foreseeable scope of operations was more appropriate to being a product line of a large company than a stand-alone company. Possible alternatives for OpticNet's future considered by the board included: (a) mobilizing a new approach to outside investors, (b) continuing to attempt to rely on funding from BEI, (c) dissolution and a sale of assets, and (d) soliciting an acquisition offer from third parties or BEI. The need for prompt action was seen as urgent because there was no assurance that BEI could or would continue to advance funds. The difficulty of attracting alliances with other companies was discussed and attributed in part to the close linkage between OpticNet's manufacturing facilities and those of BEI. It was also observed that the process of identifying and attracting prospective investors was slow and costly and, to date, unproductive. Following the discussion, the board encouraged Mr. Wrench to explore with BEI its possible interest in making an offer to acquire OpticNet.

     Following the January 23 meeting, in late January 2003, Mr. Wrench explored, in brief, interest in a tender offer/merger with certain members of BEI management during informal discussions. On or about February 4, 2003 when Dr. Wan returned from his overseas trip, Mr. Wrench briefed Dr. Wan on the discussion at OpticNet's January 23 meeting and received Dr. Wan's concurrence with the recommendations of the other board members at that meeting.

     On February 6, 2003, Mr. Wrench arranged an in-person, informal conversation with BEI's chairman of the board, Charles Crocker, and reported Dr. Wan's concurrence with the other members of the OpticNet board that OpticNet should explore the possibility of an acquisition offer for OpticNet by BEI. Mr. Crocker expressed interest in discussing and considering the matter further, and indicated he would raise the matter with the BEI board.

     In early February 2003, Mr. Crocker formed a board committee of independent directors of BEI, comprised of Richard M. Brooks, C. Joseph Giroir and William Howard, to consider a possible merger with or other acquisition transaction concerning OpticNet. Mr. Crocker requested that Mr. Wrench supply information about OpticNet to this committee. Mr. Wrench sent material on February 6, 2003 to the members of the BEI independent committee, consisting of OpticNet's most recent annual report on Form 10-K/A, a current capitalization table for OpticNet, a copy of the discussion outline from OpticNet's January 23 board meeting and a copy of the November 2002 Appraisal. On February 11, 2003, Mr. Wrench sent the members of the BEI independent committee informational materials generally describing the process for conducting a tender offer.

     During the last two weeks of February 2003, the BEI independent committee held several telephonic meetings to review the materials that had been delivered to the committee by Mr. Wrench.

     On February 20, 2003, OpticNet received a list of holders of common stock from its transfer agent and management prepared an analysis of the spread of stockholdings and the level of participation necessary to successfully complete a tender offer/merger. This information was forwarded to the BEI committee of independent directors.

     By letter dated March 4, 2003, American Appraisal delivered its appraisal solely of OpticNet's intellectual property at November 15, 2002, valued at $1.2 million, assuming no continuing expenditures for research and development (the "November 2002 Appraisal"). Based on the aggregate shares of OpticNet deemed outstanding (on a fully-diluted basis, including preferred stock and common stock, but not including options) of 26,238,524, this provided a per share value of four and a half cents ($0.045).

     On March 5, 2003, the independent committee held a telephonic meeting with outside counsel to BEI at the firm of Cooley Godward LLP. The independent committee discussed with its legal advisor the mechanics of conducting a tender offer/merger. Shortly thereafter, the BEI board received a report from its independent committee of directors recommending that negotiations proceed regarding a tender offer/merger with OpticNet. Based on recommendation from BEI's committee of independent directors, the BEI board approved an offer of $0.03 per share in the form of a tender offer/merger with OpticNet and other preliminary terms for the purposes of negotiations. The offer price of $0.03 was slightly lower than the valuation for the intellectual property of OpticNet arrived at in the November 2002 Appraisal, which the BEI board believed was a fair offer as any future use of the intellectual property would require significant ongoing investments in research and development. The BEI board directed BEI's management to communicate this offer to OpticNet, and the BEI independent committee of directors was asked to engage in any ongoing negotiations with OpticNet.

     On March 6, 2003, Dr. Wan was informally told of the results of the meeting of the board of directors of BEI.

     On March 7, 2003, Dr. Wan convened a committee of two directors of OpticNet to evaluate the BEI offer and to negotiate with the BEI committee of independent directors. Messrs. Joslyn and Seeser were judged the most suitable for this purpose, as Dr. Seeser had no prior relationship with BEI, and Mr. Joslyn, who had previously and was at present providing certain limited consulting services to BEI unrelated to OpticNet, would soon cease (as of May 18th) consulting for BEI.

     On March 10, 2003, Messrs. Joslyn and Seeser, as the two members of the special committee constituted to evaluate the BEI offer, conferred with each other by telephone to prepare for a subsequent discussion with counsel to discuss special committee processes and specific procedures for responding to the offer by BEI. Following preparatory discussion by the special committee members, a conference call was convened with counsel to discuss the duties and responsibilities of the special committee. Also discussed were elements for consideration in arriving at a value for OpticNet (on a per share basis, and arriving at a value for a purchase of the shares held by the stockholders other than BEI) and the process for negotiations with the BEI independent committee.

     On March 13, 2003, John LaBoskey, senior vice president and chief financial officer of BEI, sent a letter on behalf of BEI to OpticNet's board of directors formally confirming to the OpticNet board that BEI was interested in acquiring those shares of OpticNet's common stock that were not currently owned by BEI, at a cash price of $0.03 per share.

     On March 13, 2003, Messrs. Joslyn and Seeser conferred by telephone with Dr. Bill Howard, chairman of the BEI independent committee. Discussion focused on an understanding of the BEI committee's determination of the per share value for OpticNet's outstanding shares and other terms of the BEI offer.

     On March 14, 2003, a telephonic meeting of the OpticNet board of directors was held, with all board members present. The purpose was to consider, discuss and ratify the appointment by Dr. Wan of Messrs. Seeser and Joslyn as a special committee to evaluate the BEI offer, and to hear a report from the special committee. Messrs. Joslyn and Seeser reported on the committee's activity to date, including the gathering of OpticNet comparables and industry data, discussions with the BEI independent committee and American Appraisal and on its plans for further analyzing the BEI offer, and engaging the BEI independent committee in further negotiations.

     On March 18, 2003, Messrs. Joslyn and Seeser conferred by telephone to prepare for a meeting with American Appraisal regarding both the recent report by American Appraisal on the value of OpticNet's intellectual property, as well as the work done by American Appraisal in determining a per share value for OpticNet's outstanding shares.

     On March 20, 2003, Messrs. Joslyn and Seeser conferred by telephone with Messrs. Gerald Mehm and Ray Heinz of American Appraisal. The discussion was focused on American Appraisal's basis for its November 2002 Appraisal.

     On March 21, 2003, Messrs. Joslyn and Seeser conferred by telephone with counsel. The discussion was focused on Messrs. Joslyn and Seeser's review and assessment of the November 2002 Appraisal, and the special committee's conclusions derived from their independent analysis of the data provided in the report. Specifically, the committee noted that the valuation placed by American Appraisal on OpticNet's intellectual property was $1.2 million, which the special committee deemed reasonable and within the range of $800,000 to $1,500,000 million arrived at by the special committee after reviewing the range of assumptions contained within the November 2002 Appraisal. The assumption of no continuing expenditures for research and development was considered by the committee to be a reasonable theoretical construct for analytical purposes, but one which was not likely to be sustainable for a high technology business in the real world. In the committee's view, some maintenance level of research and development would have to be spent, thereby decreasing near-term cash flow and in turn shifting terminal values downward. It was therefore concluded that a real-world terminal value was more likely to be less than American Appraisal's calculated values than more. In addition, for the purposes of conversion of the American Appraisal-determined valuation into a per share valuation, the special committee used the aggregate shares deemed outstanding (on a fully-diluted basis, including preferred stock and common stock, but not including options) of 26,238,524 as listed in the OpticNet capitalization table of November 10, 2002. This provided a per share value of $.045. Based on this analysis, the special committee made a preliminary determination that a counter-offer of $0.05 for negotiating purposes would be appropriate, although a final deal price of $0.04 per share would be within the committee's acceptable range.

     On March 24, 2003, Messrs. Joslyn and Seeser conferred by telephone to further discuss their conclusions regarding the per share value of OpticNet based on all data received to date, and to coordinate a response to the BEI offer to further negotiations.

     On March 24, 2003, Messrs. Joslyn and Seeser conferred by telephone with counsel to consider procedural and legal issues relating to their prospective negotiations with the BEI independent committee and agreed upon a $0.05 per share counter-offer.

     On March 24, 2003, BEI filed a Schedule 13D stating that as of March 13, 2003, BEI beneficially owned 2,037,613 shares of the common stock of OpticNet (including 2,000,000 shares of OpticNet's common stock that are issuable on the conversion of 2,000,000 shares of OpticNet's Series A preferred stock) (the "Shares"). These Shares, reported as being beneficially owned by BEI, were acquired by BEI (i) as to the 2,000,000 shares of OpticNet's Series A preferred stock, through the payment of $1,000,000, at a split-adjusted purchase price of $0.50 per share and (ii) as to the 37,613 shares of OpticNet's common stock, through the retention of the aggregate of fractional shares resulting from the distribution of shares of OpticNet's common stock to the stockholders of BEI on October 30, 2000. BEI may be deemed to own beneficially approximately 25% of the common stock of OpticNet and 40% of the voting common stock of OpticNet, which percentages are calculated based upon 8,092,104 and 5,093,202 shares of common stock and voting common stock, respectively, outstanding as of December 28, 2002, as reported in OpticNet's Form 10-Q filed with the Securities and Exchange Commission on February 11, 2003, including the outstanding shares of Series A preferred stock convertible into common stock.

     On March 26, 2003, the OpticNet special committee informed the other members of the OpticNet board of directors that over the previous ten days the special committee had reviewed background information and conducted a number of telephonic conferences relating to the valuation of OpticNet's assets and its market potential as part of the fact finding phase of the special committee's mission. The special committee forwarded its counter-offer to BEI's committee of independent directors of $0.05 per share, with all other terms to remain as originally proposed by BEI in its original offer.

     On March 27, 2003, Mr. Joslyn, a member of the OpticNet special committee, spoke with Dr. Howard, the chairman of BEI's committee of independent directors, addressing some of Dr. Howard's questions regarding information provided by the special committee in relation to the counter-offer.

     During the six months ended March 29, 2003, BEI provided approximately $700,000 of additional funding to OpticNet for general operating expenses. At the close of the second fiscal quarter ending March 2003, BEI announced that it would no longer provide debt financing to OpticNet. BEI also announced that, as of March 30, 2002, the Company recognized as impaired the carrying value of its initial $1.0 million investment in OpticNet and reduced the investment to zero and fully reserved as uncollectable its $2.7 million loan to OpticNet.

     On April 2, 2003, Dr. Howard telephoned Mr. Joslyn for the purpose of reviewing the factors influencing the per share value for OpticNet's common stock as determined by the BEI independent committee. Dr. Howard, in response to the counter-proposal of $0.05 per share from the OpticNet special committee, proposed a price of $0.04 per share to be offered to the holders of OpticNet common stock.

     On April 3, 2003, Messrs. Joslyn and Seeser provided a written report to the other members of the OpticNet board describing their analysis of the proposed transaction and recent negotiations with the BEI independent committee. They reported their conclusion that a $0.04 per share price was an appropriate valuation for OpticNet's common stock and fair to OpticNet's unaffiliated stockholders. They unanimously recommended that the per share price of $0.04 to be offered to holders of OpticNet's common stock be approved. A telephonic board meeting of the OpticNet board followed later the same day. Following a full discussion, the OpticNet board unanimously approved the BEI offer, and moved to communicate its approval to BEI, but subject to the approval of a definitive agreement. The approval of a $0.04 per share price was seen as acceptable in light of analysis and consideration by the special committee of all facts and data received and reviewed in connection with evaluating the BEI offer, and as a 25% price improvement to the original offer by BEI of $0.03 per share. These discussions and determination of a fair value were prior to the engagement on May 9, 2003 of American Appraisal to provide a fairness opinion in connection with the transaction.

     On April 4, 2003, Mr. Wrench for and on behalf of the OpticNet board of directors sent a letter to Mr. LaBoskey officially advising BEI of the decision of OpticNet's board of directors to approve an offer price of $0.04 per share for the outstanding shares of OpticNet's common stock, subject to the review and approval by the OpticNet board of directors and its legal counsel of a definitive legal agreement.

     On April 8, 2003, the board of directors of BEI met to hear the report of its committee of independent directors and was informed of the acceptance of the jointly proposed terms by the OpticNet board of directors. The board of directors of BEI accepted the recommendation of its committee of independent directors and directed management to have counsel prepare a definitive agreement for further consideration by both companies.

     Also on April 8, 2003, attorneys for BEI and OpticNet commenced work on a definitive agreement. Protracted negotiations ensued and the substantively complete form of the Merger Agreement was presented as ready for board review as of May 15, 2003.

     On April 23, 2003, OpticNet's board of directors was asked to stand ready to meet to consider the engagement of American Appraisal to render a fairness opinion. Due to delays in preparing the engagement documents, namely as a result of scheduling difficulties and attorneys' negotiations over the terms of the engagement, several meetings were postponed.

     Also on April 23, 2003, BEI publicly announced in its fiscal 2003 second quarter earnings release that BEI had determined to offer $0.04 per share in cash for the outstanding shares of OpticNet common stock not owned by BEI.

     On April 25, 2003, acting on advice of its legal counsel, OpticNet initiated action to obtain a fairness opinion. An engagement with American Appraisal to provide such an opinion to OpticNet's board of directors was negotiated and signed on May 9, 2003.

     On May 8, 2003, OpticNet filed its quarterly report on Form 10-Q, which disclosed that OpticNet had received a letter from BEI stating interest in acquiring those shares of OpticNet's common stock not currently owned by BEI.

     On May 11, 2003, BEI filed its quarterly report on Form 10-Q, which disclosed that BEI sent a letter to OpticNet's board of directors stating BEI's interest in acquiring those shares of OpticNet's common stock not currently owned by BEI.

     On May 20, 2003, OpticNet's board of directors held a telephonic meeting to review and discuss the definitive tender offer proposed by BEI, as described in the Merger Agreement. At that meeting counsel to OpticNet reviewed for the board of directors the structure of the tender offer and the fiduciary duties of the board of directors to OpticNet's stockholders. Also at the meeting, American Appraisal provided a draft of its opinion that the consideration being offered to OpticNet's stockholders (which opinion did not distinguish between BEI and the unaffiliated stockholders of OpticNet) is fair, from a financial point of view, to the stockholders and orally reviewed for the board of directors its work and the conclusion of its analyses. Following discussion, the OpticNet board of directors unanimously approved the Merger Agreement and the Offer.

     On May 28, 2003, BEI's board of directors held a meeting during which the board reviewed and discussed the terms of the tender offer as described in the Merger Agreement. At the request of Mr. Crocker, Mr. Wrench summarized the November 2002 Appraisal. Dr. Howard, on behalf of the independent committee of the BEI board, advised the board that the independent committee unanimously recommended that BEI approve the Offer as set forth in the Merger Agreement. The BEI board unanimously approved the Merger Agreement as in the best interests of BEI and authorized management to proceed with the Offer.

     On June 10, 2003, American Appraisal delivered to the OpticNet board of directors its written opinion (with no changes from its May 20, 2003 draft opinion other than the date) that, based on and subject to the factors and assumptions set forth therein, the consideration being offered to OpticNet's stockholders in connection with the Offer and the Merger Agreement is fair, from a financial point of view, to OpticNet's stockholders. This opinion was delivered in response to timing indicated by the OpticNet board, which timing was driven by readiness of BEI and OpticNet to move forward with the transaction.

     On July 1, 2003, BEI, OpticNet and the Purchaser signed the Merger Agreement and OpticNet received an updated opinion from American Appraisal dated July 1, 2003 that the consideration being offered to OpticNet's stockholders in connection with the Offer and the Merger is fair, from a financial point of view, to

OpticNet's stockholders. The updated opinion reflected no changes from its June 10, 2003 opinion other than the date. American Appraisal delivered the updated opinion in response to a request from the OpticNet board for an opinion concurrent in time with the signing of the Merger Agreement and referencing the Merger Agreement as executed.

REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     Recommendation and Analysis by Special Committee. In reaching its recommendation of the Offer as fair to the unaffiliated stockholders of OpticNet, as conveyed to the full board of directors of OpticNet and rendering certain analysis in relation to the recommendation, the special committee considered a number of factors, including:

     - Prior benchmarks. The condition of OpticNet's business and the telecommunications components industry at the time of the analysis (March
       2003), was not significantly different than it was in September 2002, when a valuation of $0.04 per share of the Company's stock was arrived at for the purpose of granting stock options. The fair value determination of September 2002 was arrived at by OpticNet's Chief Financial Officer using procedures and market indicators generally accepted in the granting of employee incentive awards. This procedure relied in part on a benchmark index of companies deemed reasonably comparable by management and was based on stock price changes among the companies comprising the index since the last independently determined valuation of OpticNet in 2000, including consideration of reports of business conditions for OpticNet and the industry as a whole. OpticNet's board of directors had reviewed the underlying data for the fair value determination in September 2002, and unanimously approved the valuation of $0.04 per share as fair at that time, and consistent with past practice in valuing OpticNet's stock. The value of $0.04 per share offered by BEI in April 2003 was therefore considered to be fair and reasonable in view of OpticNet's failure unaffiliated to obtain new customers, the inability to attract outside financing, the contraction of OpticNet's operations and other similar factors that were indicative of deterioration in OpticNet's business outlook and financial condition since September 2002.

     - The independent appraisal by American Appraisal Associates as of November 2002. The valuation placed by American Appraisal Associates on OpticNet's intellectual property was $1.2 million. The assumption of no continuing expenditures for research and development was recognized by the independent committee (and the board) as a reasonable theoretical construct for analytical purposes, but one which was not likely to be sustainable for a high technology business in the real world. In the committee's view, some maintenance level of research and development would have to be spent, thereby decreasing near-term cash flow and in turn shifting terminal values downward. It was therefore concluded that a real-world terminal value -- and, accordingly, the present value was more likely to be less than AAA's calculated value than more.

     - Valuation. For the purposes of conversion of the American Appraisal determined valuation range into a per share valuation range, the special committee used the aggregate shares deemed outstanding, including preferred stock and common stock, but not including options as no outstanding options were in the money) of 26,238,524, which provided a value of approximately $.045 per share. For the purpose of the special committee's evaluation of the Offer, Series A Preferred Stock, Series B Preferred Stock and Common Stock were all grouped together and valued on an equal basis, although the special committee recognized that in a real world context the Preferred Stock would be attributed with a higher value given its preferential liquidation and other rights. Using this share count, the BEI offer of $0.04 per share implied a capitalized value of $1,050,000 ($0.04 x 26,238,524). This was assessed against the conclusions described in the above paragraph and was considered to be reasonable. Based on the above analysis, the special committee arrived at a conclusion that $0.04 per share was an appropriate valuation for OpticNet's Common Stock, and accordingly the Offer fair to OpticNet's unaffiliated stockholders.

     The special committee did not provide a fairness opinion with respect to the determination that the Offer was fair, and $0.04 an appropriate valuation for the Common Stock. In light of the small size of the OpticNet board, and familiarity with the company of each board member, such an opinion from the special committee was not deemed necessary or appropriate.

 REVIEW OF FACTORS BY BOARD OF DIRECTORS

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and making the recommendation that all stockholders tender their Common Stock pursuant to the Offer, approve the Merger and approve and adopt the Merger Agreement, if required, OpticNet's board of directors considered a number of factors, including, but not limited to, the following:

     - The analysis and recommendation of the special committee, as described above. The board of directors (i) unanimously concurred in affirming the relevance and fairness of the quantitative analysis performed by the special committee and (ii) adopted the special committee's analysis and recommendations to the board.

     - Preservation of value. The board additionally considered the fairness of the offer of $0.04 per share in cash in relation to the original value of $0.08 per share that was established at the time of OpticNet's separation from BEI in 2000. OpticNet's board concluded from its prior and ongoing observations of valuation benchmarks that few companies engaged in the telecom market could show equivalent preservation of value as high as 50%. The OpticNet board accordingly concluded that the $0.04 cash offer for an otherwise illiquid stock held by the unaffiliated stockholders was fair. This conclusion was reinforced by the observation that the original after-tax cash cost to stockholders when the stock was distributed was zero or even negative after giving consideration to the cash dividend that accompanied the stock distribution in 2000.

     - Alternative outcomes. The board considered the fairness of the BEI offer in relation to other prospective outcomes for the company's unaffiliated stockholders. Factors considered in this regard included:

      - No other offers. The board was extremely cognizant, that despite efforts by OpticNet management, no other offers of any type related to a transaction in any form had been received by OpticNet in the prior two years.

      - Turnaround unlikely. The board noted the company's lack of success in winning new development or production contracts. The board observed, further, that those existing customers for whom operable prototypes had been delivered had not shown success in selling their products which had been expected to yield follow-on contracts for OpticNet. There were also indications that previous and prospective customers were struggling financially as evidenced by outright default by some on invoices outstanding from OpticNet and by industry-wide news of layoffs, slow sales and cutbacks in R&D. No change in this outlook could be realistically foreseen by the board of directors.

      - Urgent action required. The company was unable to meet its financial commitments without new working capital from BEI or some other source. Months of effort had led the board to conclude that in the present business environment no other equity investors or lenders were likely to provide the needed investment. Quick turnaround of OpticNet's internally generated cash flow could not be reliably predicted. A bankruptcy, voluntary liquidation or a merger in exchange for stock or cash were thus seen as not only unavoidable, but alternatives that had to be considered.

      - Alternatives were less favorable. Upon advice of counsel and based-on personal observations, the board of directors concluded that bankruptcy was not likely to produce a favorable or fair outcome for stockholders. Similarly, voluntary liquidation with a concurrent sale of the company's assets was rejected as not in the best interests of stockholders as unlikely to generate any cash payment to the unaffiliated stockholders. The board of directors believed that the assets of the company would not be sufficient to pay OpticNet's indebtedness owed to BEI, a holder of a note in the amount of approximately $2.7 million pursuant to a line of credit, and also the holder of OpticNet's Series B Preferred Stock, possessing liquidation rights to payment of approximately $1.8 million in preference to all other outstanding equity. As a consequence, the board believed that no proceeds would be paid to holders of common stock in the bankruptcy or liquidation context. As an alternative to bankruptcy or liquidation, the Offer by BEI was therefore judged fair and a better proposal for all stockholders, and a more orderly alternative.

      - Immediate Liquidity. In the final analysis, the Offer by BEI was judged the recommended course as it provided a fair price and near immediate cash liquidity for the unaffiliated stockholders. OpticNet's stock had been restricted from trading since it was distributed, and the directors could not realistically foresee any credible alternative that would give the unaffiliated stockholders equivalent cash liquidity.

      - Competing bids not precluded. The board of directors' believed, after consultation with its legal advisors, that the terms of the Merger Agreement do not preclude a superior proposal to acquire OpticNet. In this regard, the board of directors recognized that certain provisions of the Merger Agreement relating to non-solicitation of acquisition proposals were negotiated by Purchaser and BEI as a condition to entering into the Merger Agreement. Although the board of directors considered that these provisions could have the effect of deterring third parties who might be interested in exploring an acquisition of OpticNet, no candidates for a white knight were in view, and the board of directors concluded that the advantages of entering into the Merger Agreement outweighed the possibility that another company might be willing to pay a higher price for OpticNet, but might be hesitant to present an unsolicited proposal after the Merger Agreement was announced.

      - The board of directors considered OpticNet's most recent financial data, but did not consider this information per se overly relevant, as the company was understood to be a development-stage enterprise operating at a loss since inception, with substantial support from BEI. Income for the fiscal year ended September 28, 2002, and fiscal quarter ended March 29, 2003 was a loss of $4,131,429 and $1,767,771, respectively, and basic and diluted earnings per share was a loss of $0.74 and $.32 per share, respectively. Revenue was zero in the most recently ended fiscal quarter. Net book value per share for the fiscal year ended September 28, 2002 and fiscal quarter ended March 29, 2003 was negative $0.36 and $0.38, respectively. Of greater concern was the lack of progress in achieving business-development milestones.

     The board of directors did not assign relative weights to the above factors or determine that any factor was of special importance in determining (i) the Offer was fair to and in the best interest of the unaffiliated stockholders and
(ii) that stockholders should tender their shares. Rather, the board of directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it, both positive and negative. In addition, it is possible that different members of the board of directors assigned different weights to the various factors described above. After weighing all of these considerations, the board of directors was unanimous in approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that the stockholders of OpticNet tender their shares of Common Stock in the Offer.

     The foregoing paragraphs include the material factors considered by OpticNet's board of directors. The fact that BEI owned approximately 25% of OpticNet's Common Stock (on a fully diluted basis, including conversion of OpticNet Series A preferred stock to Common Stock) did not impact the board's assessment of the Merger and the Offer or of any of OpticNet's other alternatives, including potential transactions with other third parties, or OpticNet's ability to consummate a transaction with a third party.

     The board of directors did not structure the transaction to require the approval of the holders of a majority of OpticNet's Common Stock held by stockholders unaffiliated with the Purchaser and BEI. The board of directors also did not retain an unaffiliated representative to act solely on behalf of such stockholders for purposes of negotiating the terms of the transaction. The OpticNet board believed that the substantive and procedural fairness of the transaction was established by the factors that were considered set forth above.

INTENT TO TENDER

     After reasonable inquiry and to the best knowledge of OpticNet, each executive officer and director of OpticNet who owns shares of Common Stock intends to tender in the Offer all such shares that each person owns of record or beneficially, other than such shares, if any, that any such persons may have an unexercised right to purchase by exercising stock options. Certain executive officers and directors hold shares of Common Stock subject to vesting, which, at the effective time of the Merger, will become fully vested and are expected to be tendered by the respective holders. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Company Stock Options and Stock Subject to Vesting."

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Danforth Joslyn and James Seeser, directors of OpticNet, were each paid a total fee of $6,250, respectively for serving as members of the special committee. Gary Wrench, Chief Financial Officer of OpticNet, was principally involved in the negotiations and discussions leading to the documentation of the transaction and execution of the Merger Agreement on behalf of OpticNet. Mr. Wrench did not receive any additional compensation in connection with such efforts, except to the extent Mr. Wrench is compensated for his services generally.

     OpticNet retained American Appraisal to render a fairness opinion to the board of directors of OpticNet, as to the fairness of the consideration offered to OpticNet's unaffiliated stockholders by BEI, from a financial perspective, in connection with the Offer and Merger. Pursuant to the terms of the fairness opinion engagement, OpticNet paid American Appraisal an aggregate fee of $15,000. OpticNet also has agreed to reimburse American Appraisal for reasonable out-of-pocket expenses incurred by American Appraisal in performing its services, including reasonable legal fees and expenses, and to indemnify American Appraisal and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

     Neither OpticNet nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of OpticNet on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Except as set forth in this Statement, no transactions in shares of Common Stock have been effected during the past 60 days by OpticNet or, to the knowledge of OpticNet, by any executive officer or director of OpticNet, other than the execution and delivery of the Merger Agreement.

     As of June 28, 2003, the directors and officers of OpticNet beneficially owned in the aggregate approximately 36% of the outstanding Common Stock. Beneficial ownership is based on ownership of both voting common stock and nonvoting common stock convertible into voting common stock at the election of the board of directors. The applicable percentage is based on 6,234,104 shares of Common Stock outstanding on June 28, 2003, adjusted as would be required under rules of the Securities and Exchange Commission and includes voting Common Stock and also nonvoting Common Stock convertible into voting Common Stock, and options exercisable within the next 60 days.

     The following table sets forth information regarding the beneficial ownership of OpticNet's Common Stock, as of June 28, 2003 by each of our directors and officers:

                                                                       PERCENT OF TOTAL SHARES
BENEFICIAL OWNER                                    NUMBER OF SHARES         OUTSTANDING
----------------                                    ----------------   -----------------------
Mr. Charles Crocker...............................      229,468                  3.7%
Dr. Lawrence A. Wan...............................      871,104                 14.0%
Mr. Gerald D. Brasuell............................      408,246                  6.5%
Mr. Gary D. Wrench................................       32,979                    *
Mr. Martin Lim....................................      602,006                  9.7%
Mr. Danforth Joslyn...............................      108,000                    *
Dr. James W. Seeser...............................       16,000                  0.3%

---------------

* less than 1%

     The above table includes a total of 16,000 options held by Dr. Seeser exercisable for Common Stock, and shares remaining subject to vesting, the vesting of which will be accelerated in connection with the Offer and the Merger.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, OpticNet is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer for or other acquisition of OpticNet's securities by OpticNet, or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving OpticNet or any subsidiary of OpticNet; (c) a purchase, sale or transfer of a material amount of assets of OpticNet or any subsidiary of OpticNet; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of OpticNet.

ITEM 8.  ADDITIONAL INFORMATION

IMPACT OF CERTAIN LAWS OF THE STATE OF DELAWARE AND THE STATE OF CALIFORNIA

     OpticNet is incorporated under the laws of the State of Delaware, and accordingly subject to the Delaware General Corporation Law ("DGCL"). OpticNet is also subject to Section 2115 of the California General Corporation Law, which requires OpticNet to comply with certain statutory provisions of the CGCL, including those statutory provisions relating to dissenters' rights.

     Short Form Merger. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer (including any extension thereof, or by exercise of the top-up option described in the Offer to Purchase, see "Purpose of the Offer and the Merger; Plans for OpticNet; The Merger Agreement -- Top-Up Option"), at least 90% of the outstanding shares of Common Stock, the Purchaser and BEI will be able to effect the Merger after consummation of the Offer without a vote by OpticNet's stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding Common Stock pursuant to the Offer (including any extension thereof, or by exercise of the top-up option described in the Offer to Purchase, see "Purpose of the Offer and the Merger; Plans for OpticNet; The Merger Agreement -- Top-Up Option"), a vote by OpticNet's stockholders will be required under the DGCL to effect the Merger. As a result, OpticNet will also have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, OpticNet will be required to prepare and distribute a proxy statement and, as a consequence, a longer period of time will be required to effect the Merger and, consequently, to pay stockholders who do not tender their Shares in the Offer. However, it is a condition to consummation of the Offer that more than 80% of the outstanding fully diluted shares of Common Stock be tendered. If the minimum tender condition shall have been satisfied, Common Stock owned by BEI and Purchaser would represent a majority of the outstanding shares of Common Stock, comprising voting power sufficient to approve the Merger Agreement. Accordingly, adoption of the Merger Agreement would be assured.

     Summary of Appraisal Rights under the DGCL. Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of shares of Common Stock who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise under the DGCL complies with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for shares held by such holders. Any such judicial determination of the fair value of the shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Common Stock. Stockholders should recognize that the value so determined could be higher or lower than the price per share paid pursuant to the Offer.

     If any holder of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Common Stock of such stockholder will be converted into the right to receive the price paid for each share of Common Stock in accordance with the Merger Agreement. A stockholder's demand for appraisal may be withdrawn by delivering to OpticNet a written withdrawal of his demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

     Summary of Dissenters' Rights under the CGCL. There is no guarantee that a court would conclude that a stockholder may exercise dissenters' rights under California law. Assuming such rights are available, pursuant to Chapter 13 of the California General Corporation Law (the "CGCL"), the holders of the Common Stock have the right to dissent from the merger and, if the merger is consummated, to receive cash compensation equal to the fair market value of their shares. The fair market value of any dissenting shares will be determined as of the day before the first announcement of the terms of the proposed merger, excluding any appreciation or depreciation as a result of the merger, but adjusted for any stock split, reverse stock split, or share dividend which become later effective. Dissenting stockholders will have the rights and duties and must follow the procedures set forth in Chapter 13 of the California law in order to perfect such rights.

     Failure to comply with the procedures specified in the CGCL timely and properly will result in the loss of dissenters' rights. To exercise dissenters' rights under the California law, a stockholder must not vote in favor of the merger and demand purchase of the stockholder's shares at fair market value, and submit certificates representing the dissenting shares. Stockholders who may be entitled to dissenters' rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

TRANSFER RESTRICTIONS IN BYLAWS

     Currently, OpticNet's Common Stock is subject to significant transfer restrictions set forth in OpticNet's bylaws. In particular, apart from limitations on transfer created by applicable securities laws, OpticNet's bylaws expressly forbid holders of OpticNet's common stock from assigning, hypothecating, donating, encumbering or otherwise disposing of any beneficial interest in their shares until OpticNet's common stock has been listed for trading with a nationally recognized securities exchange or automated quotation system. Due to these transfer restrictions, there is currently no liquidity for OpticNet common stock. OpticNet's board of directors will take action in these transfer restrictions will be lifted with respect to shares tendered in the Offer.

INCORPORATION OF INFORMATION


     The information contained in the Offer to Purchase filed as Exhibit
(a)(1)(A)(1), the Offer to Purchase filed as Exhibit (a)(1)(A)(2), the Offer to Purchase filed as Exhibit (a)(1)(A)(3) and the Offer to Purchase filed as Exhibit (a)(1)(A)(4) hereto is incorporated herein by reference.

ITEM 9.  EXHIBITS


(a)(1)(A)(1)  Offer to Purchase, dated August 18, 2003.(viii)
(a)(1)(A)(2)  Offer to Purchase, dated October 10, 2003.(ix)
(a)(1)(A)(3)  Offer to Purchase, dated November 5, 2003.(x)
(a)(1)(A)(4)  Offer to Purchase, dated November 21, 2003.(xii)
(a)(1)(B)(1)  Form of Letter of Transmittal.(viii)
(a)(1)(B)(2)  Form of Letter of Transmittal.(xii)
(a)(1)(C)(1)  Form of Notice of Guaranteed Delivery.(viii)
(a)(1)(C)(2)  Form of Notice of Guaranteed Delivery.(xii)
(a)(1)(D)(1)  Form of Letter to Clients for use by Brokers, Dealers,
              Banks, Trust Companies and Other Nominees.(viii)
(a)(1)(D)(2)  Form of Letter to Clients for use by Brokers, Dealers,
              Banks, Trust Companies and Other Nominees.(xii)
(a)(1)(E)(1)  Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.(viii)
(a)(1)(E)(2)  Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.(xii)
(a)(5)        Joint Press Release issued by BEI Technologies, Inc. and
              OpticNet, Inc. on July 1, 2003.(vii)
(c)(1)        Opinion of American Appraisal Associates.
(c)(2)        American Appraisal IP valuation of November 2002.(xi)
(e)(1)        Report on Form 10-K.(iv)
(e)(2)        Technology Transfer and Distribution Agreement between BEI
              Technologies, Inc. and OpticNet.(i)
(e)(3) Certificate of Designation of Powers, Preferences and Rights of Series B Preferred Stock.(v)
(e)(4)        Amendment to Preferred Stock Purchase Agreement between BEI
              Technologies, Inc. and OpticNet.(i)
(e)(5)        InterCompany Agreement between BEI Technologies, Inc. and
              OpticNet.(i)
(e)(6)        License and Technical Assistance Agreement between BEI
              Technologies, Inc. and OpticNet.(i)
(e)(7)        Sublease Agreement between BEI Technologies, Inc. and
              OpticNet.(ii)
(e)(8)        Equipment Sublease Agreement between BEI Technologies, Inc.
              and OpticNet.(i)
(e)(9)        Amended and Restated 2000 Equity Incentive Plan of
              OpticNet.(i)
(e)(10) Revolving Line of Credit Note executed by OpticNet in favor of BEI Technologies, Inc.(i)
(e)(11)       Consulting Agreement between Gary D. Wrench and BEI
              Technologies, Inc.(iii)
(e)(12)       Amendment No. 1 to License and Technical Assistance
              Agreement between OpticNet and SiTek, Inc.(iii)
(e)(13) Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI Technologies, Inc., Opto Acquisition Sub, Inc.
              and OpticNet, Inc.(viii)
(f)(1)        Appraisal Rights and Dissenters' Rights.
(g)(1)        Letter to Stockholders dated August 18, 2003.(vi)
(g)(2)        Letter to Stockholders dated November 21, 2003.


---------------

  (i) Incorporated by reference. Previously filed as an exhibit to OpticNet's Information Statement on Form 10 (file no. 0-31162) as filed on January 25, 2002.

 (ii) Incorporated by reference. Previously filed as an exhibit to Amendment No. 1 to OpticNet's Information Statement on Form 10 (file no. 0-31162) as filed on March 22, 2002.

 (iii) Incorporated by reference. Previously filed as an exhibit to Amendment No. 2 to OpticNet's Information Statement on Form 10 (file no. 0-31162) as filed on April 25, 2002.

 (iv) Incorporated by reference. Previously filed (file no. 0-31162) by OpticNet on January 10, 2003.

  (v) Incorporated by reference. Previously filed as an exhibit to OpticNet's Form 10-K (file no. 0-31162) as filed on January 10, 2003.

 (vi) Incorporated by reference. Previously filed as an exhibit to OpticNet's
      Schedule 14D-9 (file no. 5-78955) as filed on August 18, 2003.

 (vii) Incorporated by reference. Previously filed as an exhibit to Schedule TO-C filed by BEI on July 1, 2003.

(viii) Incorporated by reference. Filed as an exhibit to Schedule TO filed by BEI and the Purchaser on August 18, 2003.

 (ix) Incorporated by reference. Filed as an exhibit to Schedule TO filed by BEI and the Purchaser on October 10, 2003.

 (x) Incorporated by reference. Filed as an exhibit to Schedule TO filed by BEI and the Purchaser on November 5, 2003.

 (xi) Incorporated by reference. Filed as an exhibit to Amendment No. 1 to
      Schedule 14D-9 filed by OpticNet on October 10, 2003.


 (xii) Incorporated by reference. Filed as an exhibit to Schedule TO filed by BEI and the Purchaser on November 21, 2003.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          OPTICNET, INC.

                                          By:      /s/ GARY D. WRENCH
                                            ------------------------------------
                                            Name: Gary D. Wrench
                                            Title:  Chief Financial Officer


Dated: November 21, 2003